Exhibit 99.1

HAFNIA LIMITED: Results of Scheme meeting held regarding the redomiciliation to Singapore

Singapore, 12 September 2024

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 19 August 2024 regarding the notice of a court sanctioned meeting of shareholders of the Company (the “Scheme Meeting”) for eligible shareholders to vote on the scheme of arrangement (the "Scheme") between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the "Redomiciliation").

The Scheme Meeting was held on 11 September 2024, with the Scheme being approved by the Company’s shareholders at the meeting.

There will be a subsequent court hearing on 19 September 2024 at 11:00 a.m. (Bermuda time) at which the Company shall petition the Supreme Court of Bermuda (the “Court”) to sanction the Scheme (the "Sanction Hearing"). If the Scheme is sanctioned by the Court, then the Scheme will become binding on the Company and its shareholders once a copy of the court order is filed with the Registrar of Companies in Bermuda.

Shareholders of the Company are entitled to appear at the Sanction Hearing. Shareholders who wish to appear in court are encouraged to adopt one of the procedures noted on page 16 of the Explanatory Statement of the Company in relation to the Scheme dated and published on BusinessWire and Newsweb 19 August 2024.

The Company expects that the Redomiciliation will come into effect on or around 1 October 2024, subject to the sanction by the Court, the filing of the court order, the final approval by the Singapore Accounting and Corporate Regulatory Authority and the satisfaction or waiver of all conditions to the Scheme as set out in the Scheme.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.